METALLA ROYALTY & STREAMING LTD
(formerly Excalibur Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

MAY 31, 2017

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Metalla Royalty & Streaming Ltd.

We have audited the accompanying consolidated financial statements of Metalla Royalty & Streaming Ltd., which comprise the consolidated statement of financial position as at May 31, 2017, the consolidated statements of loss and comprehensive loss, changes in equity (deficiency) and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Metalla Royalty & Streaming Ltd. as at May 31, 2017, and it consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Metalla Royalty & Streaming Ltd. has no current sources of operating cash flows. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the ability of Metalla Royalty & Streaming Ltd. to continue as a going concern.

Other Matter

The consolidated financial statements of Metalla Royalty & Streaming Ltd. as at and for the year ended May 31, 2016 were audited by another auditor who expressed an unmodified opinion on those statements on September 27, 2016.

September 28, 2017
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	May 31	May 31
	2017	2016
ASSETS
Current assets
Cash	$1,216,650	$4,101
Receivables (Note 3)	46,771	24,194
Prepaid expenses and deposits	217,559	6,774
Total current assets	1,480,980	35,069
Non-current assets
Investment in Silverback (Note 4)	2,558,528	-
Royalty interests (Note 5)	2,759,645	-
Deferred acquisition costs (Note 5)	1,035,820	-
Total non-current assets	6,353,993	-
TOTAL ASSETS	$7,834,973	$35,069

LIABILITIES AND EQUITY (DEFICIENCY)
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$249,594	$63,425
Subscription receipts	-	100,000
Loans payable (Note 6)	15,067	133,412
Total liabilities	264,661	296,837
EQUITY (DEFICIENCY)
Share capital (Note 8)	25,551,508	16,919,348
Reserves	6,110,780	3,672,176
Deficit	(24,091,976)	(20,853,292)
Total equity (deficiency)	7,570,312	(261,768)
TOTAL LIABILITIES AND EQUITY (DEFICIENCY)	$7,834,973	$35,069

Commitments (Note 12)
Events after reporting date (Note 13)

These consolidated financial statements were authorized for issuance by the Board of Directors on September 28, 2017.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31	May 31
	2017	2016
Income
Share of net income of Silverback (Note 4)	$26,294	$-
Interest income (Note 9)	100,000	-
Expenses
Depreciation	-	(660)
Evaluation expenses	(41,968)	(35,102)
Foreign exchange loss	(25,107)	(1,553)
Interest expense (Note 6)	(274,730)	(15,913)
Investor relations	(264,300)	(5,631)
Management fees (Note 9)	(319,393)	(130,000)
Other income (expenses)	(3,113)	22,040
Office expenses	(25,865)	(11,501)
Performance-based share-based payments (Note 9)	(1,420,000)	-
Professional fees	(118,936)	(6,078)
Share-based payments (Note 8)	(818,315)	-
Transfer agent and filing fees	(53,251)	(22,860)
Net loss and comprehensive loss	$(3,238,684)	$(207,258)

Earnings per share - basic and diluted	$(0.08)	$(0.01)
Weighted average number of shares outstanding - basic and diluted	39,353,229	27,878,405

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31	May 31
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,238,684)	$(207,258)
Items not affecting cash:
Share of net income of Silverback	(26,294)	-
Interest income	(100,000)	-
Depreciation	-	660
Interest expense	274,730	15,913
Performance-based share-based payments	1,420,000	-
Share-based payments	818,315	-
Unrealized foreign exchange effect	21,997	-
Changes in non-cash operating working capital items:
Receivables	(22,577)	(16,912)
Prepaid expenses and deposits	(210,785)	505
Accounts payable and accrued liabilities	149,797	(49,726)
Net cash used in operating activities	(913,501)	(256,818)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of investment in Silverback (Note 4)	(2,554,536)	-
Acquisitions of royalty interests (Note 5)	(1,574,447)	-
Deferred acquisition costs	(35,820)	-
Net cash used in investing activities	(4,164,803)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	6,417,108	142,500
Share issue costs	(433,435)	-
Exercise of stock options	72,000	-
Proceeds from loans payable, net	250,000	-
Interest paid	(14,778)	(779)
Net cash provided by financing activities	6,290,895	141,721

Effect of exchange rate changes on cash	(42)	-

Change in cash	1,212,549	(115,097)
Cash, beginning of year	4,101	119,198
Cash, end of year	$1,216,650	$4,101

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

					Total
	Number	Share			equity
	of shares	capital	Reserves	Deficit	(deficiency)
Balance as at May 31, 2015	27,641,609	$16,719,348	$3,672,176	$(20,646,034)	$(254,510)
Private placement	2,375,000	142,500	-	-	142,500
Settlement of loan payable	958,333	57,500	-	-	57,500
Net loss for the year	-	-	-	(207,258)	(207,258)
Balance as at May 31, 2016	30,974,942	$16,919,348	$3,672,176	$(20,853,292)	$(261,768)
Private placements and share issuances	16,748,606	5,634,192	1,197,916	-	6,832,108
Share issue costs	-	(469,807)	-	-	(469,807)
Share issue costs, finder's shares	45,000	-	-	-	-
Share issue costs, finder's warrants	-	(41,012)	41,012	-	-
Acquisition of royalty interests	3,583,334	1,145,000	40,198	-	1,185,198
Deferred acquisition costs	2,000,000	819,887	180,113	-	1,000,000
Exercise of stock options	200,000	123,900	(51,900)	-	72,000
Warrants issued for loans payable (Note 6)	-	-	212,950	-	212,950
Share-based payments	-	-	818,315	-	818,315
Performance-based share-based payments	3,333,333	1,420,000	-	-	1,420,000
Net loss for the year	-	-	-	(3,238,684)	(3,238,684)
Balance as at May 31, 2017	56,885,215	$25,551,508	$6,110,780	$(24,091,976)	$7,570,312

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

1.	NATURE OF OPERATIONS AND GOING CONCERN

Metalla Royalty & Streaming Ltd. (formerly Excalibur Resources Ltd.) ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. Metalla is a precious metals royalty and streaming company and engaged in the acquisition and management of precious metal royalties, streams, and similar production-based interests. Previously, the Company was focused on the discovery, development, mining, and ore trading of economically viable precious and base metal resources. The Company’s common shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

In an effort to facilitate greater flexibility in pursuing its plans, effective November 22, 2016, the Company completed a share consolidation on a basis of three (3) pre-consolidation shares for one (1) post-consolidation share. On the effective date, the number of pre-consolidation common shares was 129,642,731, where the share consolidation resulted in the number of post-consolidation common shares of 43,214,246. As required by International Financial Reporting Standards (“IFRS”), all references to share capital, common shares outstanding and per share amounts in these consolidated financial statements and the accompanying notes for time periods prior to the share consolidation have been restated to reflect the three for one share consolidation.

As at May 31, 2017, the Company’s inability to generate positive cash flows from operations casts doubt upon the Company’s ability to continue as a going concern. In addition to obtaining funding through private placements, management is focused on acquiring royalties and streaming cash flowing investments. There is no assurance that any of these endeavors will be successful. Although the Company has been successful at raising capital in the past, there can be no assurance that we will be able to do so on terms that are acceptable to the Company, if at all. Accordingly, there are material risks and uncertainties that cast significant doubt about the Company's ability to continue as a going concern. These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption is not appropriate. If the going concern assumption is not appropriate for these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, and the reported expenses and the balance sheet classifications used. Such adjustments could be material.

Subsequent to May 31, 2017, the Company completed the acquisition of three net smelter return (“NSR”) royalty and one income-producing stream interests from Coeur Mining Inc. for the aggregate considerations of US$13,000,000 (Note 13).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Principles of consolidation

These consolidated financial statements include the accounts of the parent company and its subsidiaries after eliminating intercompany balances and transactions.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Principles of consolidation (cont’d…)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly-owned subsidiaries include High Stream Corp. and Metalla SEZC.

Foreign currency translation

These consolidated financial statements are expressed in Canadian dollars, which is the functional currency of the Company and its subsidiaries, and the presentation currency of the consolidated financial statements. The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgements to determine the primary economic environment.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss (“FVTPL”) - This category comprises financial assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial assets (cont’d…)

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of loss and comprehensive loss.

Available-for-sale (“AFS”) - Non-derivative financial assets not included in the above categories are classified as AFS. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an AFS financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of loss and comprehensive loss.

A financial asset is derecognized when the contractual right of the asset’s cash flows expires or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liabilities were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Other financial liabilities - This category comprises non-derivative liabilities, which are recognized at amortized cost using the effective interest method.

Impairment of financial assets

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets described above.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in accumulated other comprehensive income or loss are reclassified to profit or loss in the period. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty;
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Impairment of financial assets (cont’d…)

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Intangible assets

Intangible assets consist of acquired royalty interests and stream metal purchase agreements. These intangible assets are recorded at fair value on the date of acquisition. Subsequent to initial recognition, they are recorded at cost less accumulated depletion and accumulated impairment losses. Depletion of the royalty interest is determined using the unit-of-production method based on the ounces of production that are expected to generate the cash flows that will be attributable to the Company, and commenced once the Company became entitled to receive cash flows. Depletion for the royalty interest is included in consolidated statement of loss and comprehensive loss, unless otherwise noted. Intangible assets that are not yet ready for use are not amortized until available for use. All intangible assets are reviewed for impairment indicators at each reporting period. The life of the property is estimated using life of mine models specifically associated with the mineral property to which the royalty relates, which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources and other information gathered from historical experience to develop a best estimate of ounces to be produced and delivered under the contract.

Investments in associates

Companies over which the Company has significant influence are determined to be associates and accounted for using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received. The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and if the event or events have an impact on the estimated future cash flow of the investment that can be estimated. Objective evidence of impairment of an equity investment includes:

•	Significant financial difficulty of the associated companies;
•	Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
•	National or local economic conditions that correlate with defaults of the associated companies.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment of long-lived assets

The carrying amounts of non-financial assets, excluding and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit (“CGU”) level.

On an annual basis, the Company evaluates the carrying amounts of CGUs to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to GCUs, impairment loses are allocated to reduce the carrying amounts of the assets of the GCU on a pro-rata basis. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company’s royalty, stream, and other production-based interests, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

Share capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Share-based payments

The Company grants stock options to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer (“CEO”).

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

Critical accounting estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Critical accounting estimates and judgments

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

a)	Share-based payments

Share-based payments are determined using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to the consolidated statement of loss and comprehensive loss. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

b)	Income taxes

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

c)	Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Determination of proven and probable reserves by the operators and future production plans associated with the royalty interests impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests, the equity pickup of joint arrangements and equity-accounted investments, and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s royalty interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company’s royalty interests, costs of disposal, and the appropriate discount rates. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s royalty interests.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements, but does not expect these standards to have a material effect on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9 is effective for periods beginning on or after January 1, 2018.

3.	RECEIVABLES

The Company’s receivables arise from goods and services tax (“GST”) receivable from government taxation authority and other receivables:

	May 31	May 31
	2017	2016
GST recoverable	$46,771	$11,774
Other receivables	-	12,420
	$46,771	$24,194

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

4.	INVESTMENT IN SILVERBACK

In April 2017, the Company, through its wholly-owned subsidiary, acquired 15% interest in Silverback Ltd. (“Silverback”), who holds the New Lukia Gold Mine (“NLGM”) silver stream, for US$1,861,907. Silverback is a privately held company, whose sole business is the receipt and distribution of the net earnings of the NLGM silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given terms of the shareholders’ agreement governing the policies over operations and distributions to shareholders, the Company’s judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. For the year ended May 31, 2017, no impairment indicators were present. The payment was made fifteen days after the closing date, resulting in a foreign exchange loss of $22,302.

May 31
2017
Opening balance	$-
Acquisition	2,532,234
Income in Silverback	26,294
Ending balance	$2,558,528

Summarized financial information for the period ended May 31, 2017 of Silverback is as follow:

May 31
Denominated in US dollars	2017
Current assets	$130,092
Total assets	130,092
Current liabilities	-
Total liabilities	-
Net income and comprehensive income for the period	$130,092

5.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS

	May 31	May 31
	2017	2016
IEPI royalty interests	$2,514,076	$-
Filo royalty interests	195,569	-
Orefinders royalty interests	50,000	-
	$2,759,645	$-

For the year ended May 31, 2017, no impairment indicators were present.

Filo acquisitions

In February 2017, the Company entered into an agreement with 2090720 Ontario Inc. (“Filo”) to acquire five NSR interests for 250,000 common shares (valued at $145,000) and 150,000 share purchase warrants (valued at $40,198). The Company incurred $10,371 of acquisition costs.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

5.	ROYALTY INTERESTS AND DEFERRED ACQUISITION COSTS (cont’d…)

IEPI acquisitions

In November 2016, the Company entered into an agreement with International Explorers and Prospectors Inc. (“IEPI”) to acquire 100% interest of three NSRs ranging from 1.0% to 1.5% on the Hoyle Pond extension property operated by Goldcorp Inc., the West Timmins extension properties operated by Tahoe Resources Inc., and the DeSantis properties operated by Osisko Mining Corp., subject to certain buyback conditions.

The Company agreed to following considerations:

•	$1,500,000 (paid) and $1,000,000 in common shares (3,333,334 issued) on the signing date;
•	$1,500,000 and $1,500,000 in common shares at various gold production milestones at the Hoyle Pond extension property;
•	$500,000 and $500,000 in common shares when gold production milestone has been achieved at the West Timmins extension properties;
•	$500,000 and $500,000 in common shares when gold production milestone has been achieved at the DeSantis properties; and
•	$2,000,000 and $500,000 in common shares when various expansionary and production staged milestones have been achieved at either the Hoyle Pond mine or West Timmins mine.

Considerations payable in common shares of the Company are calculated based on the volume weighted average price over ten trading days prior to the effective date. The Company incurred $14,076 of acquisition costs.

Orefinders acquisitions

In August 2016, the Company entered into an agreement with Orefinders to acquire royalty interests on the Mirado mine project (“Mirado”) for $50,000, which include the following:

•	an unsecured NSR, capped at a maximum of $105,000, payable out of Orefinders’ profits from processing the stockpile, after paying all processing costs and repayment of its secured loan (no amount was received);
•	a 2.0% NSR, capped at a maximum of $1,000,000, on certain revenues from Orefinders’ potential future production;
•	the right to purchase a 1.0% NSR during the life of Mirado for an additional $2,000,000, after Orefinders attains commercial production; and
•

a right of first refusal to provide any future stream financing component to Orefinders on its possible future phase two production from expansion of the open pit once a preliminary economic assessment (“PEA”) has been completed and provided the financing is on reasonable and competitive commercial terms consistent with industry standards.

Deferred acquisition costs

During the year ended May 31, 2017, the Company paid or accrued $35,820 and issued 2,000,000 units (valued at $1,000,000), where each unit consists a common share of the Company and half share purchase warrant; and each full share purchase warrant is exercisable at $0.75 for two years, related to the acquisitions of two royalty interests from Matamec Exploration Inc. (“Matamec”). The acquisitions were closed subsequent to the reporting date (Note 13).

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

6.	LOANS PAYABLE

	May 31	May 31
	2017	2016
Opening balance	$133,412	$175,778
Additions	750,000	-
Repayments, cash	(500,000)	-
Interest expense	274,730	15,913
Interest paid	(14,778)	-
Warrants issued	(212,950)	-
Subscriptions in private placements	(315,000)	(57,500)
Settlement through assignment of interest receivable	(100,000)	-
Currency translation adjustments	(347)	(779)
Ending balance	$15,067	$133,412

In September 2014, the Company entered into a loan agreement for $50,000 with a shareholder, which has a stated rate of 12% per annum and a term of one year. The principal balance and accrued interest expense was repaid in full issuing subscription receipts in the Company’s private placement during fiscal 2017. No gain or loss was realized on settlement.

In November 2014, the Company entered into a loan agreement for US$50,000 (or $57,500) with a shareholder and the balance has been settled in full during fiscal 2016.

In April 2015, the Company entered into a loan agreement for US$50,000 ($65,000) with a shareholder, which has a stated rate of 15% per annum and a term of six months. This loan is secured by the Company’s Cariboo mining concessions in BC, Canada. The principal balance was repaid by issuing subscription receipts in the Company’s private placement during fiscal 2017. As at May 31, 2017, the Company owed $15,067 (2016 - $71,122), which included the accrued interest expense. No gain or loss was realized on settlement.

In August 2016, the Company entered into a loan agreement for $500,000 with a shareholder, which has a stated rate of 5% per annum and a term of one year. In addition, consideration for the loan includes a contingent payment of $250,000 which becomes payable from revenues earned from processing of the Orefinders’ stockpile (not expected to be payable as at May 31, 2017) and 833,333 share purchase warrants of the Company (issued; valued at $160,839). During fiscal 2017, $450,000 was repaid and the remaining balance of $50,000 plus accrued interest expense was settled through assignment of the $100,000 unsecured interest receivable from Orefinders, where the Company recognized a charge of $35,890 on settlement. Concurrently, the Company entered into a promissory note arrangement with Inflection Capital Inc. (“Inflection”) for $450,000 (Note 9).

In August 2016, the Company entered into a loan agreement for $50,000 with a shareholder, which is non-interest bearing and has a term of thirty-one days. There was a financing fee of 83,333 share purchase warrants of the Company (issued; valued at $16,094). The balance has been settled in full during fiscal 2017.

In September 2016, the Company entered into a loan agreement for $200,000 with a shareholder, which is non-interest bearing and has a term of one year. There was a financing fee of 333,333 share purchase warrants of the Company (issued; valued at $36,017). The principal balance was repaid by issuing subscription receipts in the Company’s private placement during fiscal 2017. No gain or loss was realized on settlement.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

7.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	May 31	May 31
Year ended	2017	2016
Loss before income taxes	$(3,238,684)	$(207,258)
Canadian federal and provincial income tax rates	26.50%	26.50%
Expected income tax recovery at statutory income tax rate	(858,251)	(54,923)
Difference between Canadian and foreign tax rate	(6,968)	-
Permanent differences	593,286	8,729
Changes in unrecognized deferred tax assets	280,669	46,194
True-up	(8,570)	-
Other adjustments	(166)	-
Total income tax expense	$-	$-

The composition of the Company’s net deferred income tax asset (liability) that has been recognized is as follows:

	May 31	May 31
Deferred income tax assets (liabilities)	2017	2016
Mineral expenditures and capital assets	$676,837	$676,837
Share issue costs	99,599	-
Non-capital losses and others	1,858,277	1,684,062
	2,634,713	2,360,899
Unrecognized deferred tax assets	(2,634,713)	(2,360,899)
Net deferred income tax asset (liability)	$-	$-

The Company’s significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets are as follows:

	May 31	Expiry	May 31	Expiry
	2017	date range	2016	date range
Mineral expenditures and capital assets	$6,321,985	No expiry date	$2,554,104	No expiry date
Share issue costs	375,846	2021	-	n/a
Non-capital losses and other	9,529,170	2026 to 2037	8,818,800	2026 to 2036

Tax attributes are subject to review, and potential adjustments, by tax authorities.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

8.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value. As at May 31, 2017, 11,220,969 (2016 - Nil) common shares were subject to holding period up to August 28, 2017.

Issued share capital

In May 2016, the Company completed a non-brokered private placement for $142,500 by issuing 2,375,000 common shares at $0.06 per share.

In November 2016, the Company completed a non-brokered private placement for $2,358,290 by issuing 7,860,970 units at $0.30 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $0.45 per share for two years. Under the relative fair value method, the warrants were assigned a fair value of $423,503. The Company paid share issue costs of $5,055, issued 45,000 finder’s shares (valued at $14,175) and issued 70,666 finder’s warrants (valued at $9,745) with the same terms.

In March and April 2017, the Company completed a non-brokered private placement for $3,943,818 by issuing 7,887,636 units at $0.50 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $0.75 per share for two years, subject to acceleration if the share price is at or above $1.00 per share for ten consecutive trading days. Under the relative fair value method, the warrants were assigned a fair value of $774,413. The Company paid/accrued share issue costs of $464,752 and issued 146,700 finder’s warrants (valued at $31,267) with the same terms.

In April 2017, the Company issued 1,000,000 common shares for $530,000 to a company controlled by a related party. The common shares issued are subject to a four-month holding period.

During the year ended May 31, 2017, the Company issued 5,783,334 (2016 - 958,333) common shares pursuant to the acquisitions of royalty interests, deferred acquisition costs, and exercise of stock options. As at May 31, 2017, the Company had received $Nil (2016 - $100,000) as proceeds for a future private placement.

Share-based payments

During the year ended May 31, 2017, the Company granted 3,566,667 (2016 - Nil) stock options to employees, directors, officers, and consultants of the Company. For the fair value method for share-based payments, the Company determined the fair value of the options granted to be $818,315 or $0.23 per option (2016 - $Nil).

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

8.	SHARE CAPITAL (cont’d…)

Stock options (cont’d…)

The Company has adopted a stock option plan approved by the Company’s shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms, if any, are determined by the Company’s Board of Directors at the time of the grant.

The continuity of stock options for the years ended May 31, 2017 and 2016, all of which were exercisable, are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2016	Granted	Exercised	Cancelled	2017
Feb 01, 2017	$0.36	300,000	-	(200,000)	(100,000)	-
Mar 15, 2018	0.75	66,666	-	-	-	66,666
Feb 28, 2019	0.36	733,333	-	-	(266,666)	466,667
May 22, 2019	0.36	100,000	-	-	(100,000)	-
May 30, 2019	0.36	100,000	-	-	(100,000)	-
Jul 15, 2021	0.21	-	1,766,667	-	-	1,766,667
Nov 15, 2021	0.30	-	433,333	-	-	433,333
Nov 30, 2021	0.33	-	766,667	-	-	766,667
Mar 06, 2022	0.58	-	600,000	-	-	600,000
Outstanding		1,299,999	3,566,667	(200,000)	(566,666)	4,100,000
Weighted average exercise price		$0.38	$0.31	$0.36	$0.36	$0.32

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2015	Granted	Exercised	Cancelled	2016
Dec 05, 2015	$0.48	100,000	-	-	(100,000)	-
Mar 05, 2016	0.75	66,667	-	-	(66,667)	-
Feb 01, 2017	0.36	333,333	-	-	(33,333)	300,000
Mar 15, 2018	0.75	99,999	-	-	(33,333)	66,666
Feb 28, 2019	0.36	733,333	-	-	-	733,333
May 22, 2019	0.36	100,000	-	-	-	100,000
May 30, 2019	0.36	100,000	-	-	-	100,000
Outstanding		1,533,332	-	-	(233,333)	1,299,999
Weighted average exercise price		$0.42	$-	$-	$0.58	$0.38

As at May 31, 2017, the weighted average remaining life of the stock options outstanding is 4.00 (2016 - 2.26) years.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

8.	SHARE CAPITAL (cont’d…)

Stock options (cont’d…)

The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	May 31	May 31
Weighted average:	2017	2016
Risk free interest rate	0.86%	n/a
Expected dividend yield	0%	n/a
Expected stock price volatility	100%	n/a
Expected life in years	5	n/a
Forfeiture rate	0%	n/a

Warrants

The continuity of share purchase warrants and finder’s warrants for the years ended May 31, 2017 and 2016, all of which are exercisable, are as follows:

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2016	Issued	Exercised	Cancelled	2017
Nov 30, 2018	$0.45	-	4,001,151	-	-	4,001,151
Feb 28, 2019(¹)	0.75	-	150,000	-	-	150,000
Mar 02, 2019(¹)	0.75	-	3,242,018	-	-	3,242,018
Mar 29, 2019(¹)	0.75	-	200,000	-	-	200,000
Mar 31, 2019(¹)	0.75	-	523,500	-	-	523,500
Apr 07, 2019(¹)	0.75	-	125,000	-	-	125,000
May 31, 2019	0.75	-	1,000,000	-	-	1,000,000
Aug 11, 2021	0.45	-	833,333	-	-	833,333
Aug 30, 2021	0.45	-	83,333	-	-	83,333
Sep 19, 2021	0.45	-	333,333	-	-	333,333
Total		-	10,491,668	-	-	10,491,668
Weighted average exercise price		$-	$0.60	$-	$-	$0.60
(¹)Expiry may be accelerated, if closing price of the Company's common shares is $1.00 or greater for ten consecutive trading days

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

8.	SHARE CAPITAL (cont’d…)

Warrants (cont’d…)

		Balance				Balance
	Exercise	May 31			Expired/	May 31
Expiry date	price	2015	Issued	Exercised	Cancelled	2016
Feb 25, 2016	$0.45	833,333	-	-	(833,333)	-
May 22, 2016	0.45	666,667	-	-	(666,667)	-
Total		1,500,000	-	-	(1,500,000)	-
Weighted average exercise price		$0.45	$-	$-	$0.45	$-

As at May 31, 2017, the weighted average remaining life of the share purchase warrants outstanding is 1.98 (2016 - Nil) years.

During the year ended May 31, 2017, the Company issued 10,491,668 (2016 - Nil) share purchase warrants. The Company determined the relative fair value of the share purchase warrants issued to be $1,672,189 or $0.16 per warrant (2016 - $Nil). The fair value of the warrants issued was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	May 31	May 31
Weighted average:	2017	2016
Risk free interest rate	0.70%	n/a
Expected dividend yield	0%	n/a
Expected stock price volatility	100%	n/a
Expected life in years	2	n/a
Forfeiture rate	0%	n/a

9.	RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Year ended May 31, 2017	or fees	payments	Total
Management	$411,435	$1,937,936	$2,349,371
Directors	-	142,312	142,312
	$411,435	$2,080,248	$2,491,683

	Salary	Share-based
Year ended May 31, 2016	or fees	payments	Total
Management	$130,000	$-	$130,000
Directors	-	-	-
	$130,000	$-	$130,000

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

9.	RELATED PARTY TRANSACTIONS AND BALANCES (cont’d…)

In August 2016, the Company entered into a promissory note arrangement with Inflection Capital Inc., a company controlled by the previous CEO, and received a promissory note of $450,000 (for a financing bonus of $50,000). During the year ended May 31, 2017, the principal balance was repaid in full and the Company received a $100,000 interest receivable, which was assigned to settle its loan payable (Note 6).

During the year ended May 31, 2017, the Company entered into a share purchase agreement to acquire High Stream Corp. (“High Stream”), a company controlled by an individual who became the President of the Company prior to closing, for the following milestone considerations: (a) 1,000,000 commons shares on the closing date (issued; value at $300,000); (b) 1,000,000 common shares upon the Company signing the first letter of intent on a streaming or royalty transaction (issued; valued at $480,000); and (c) 1,333,333 common shares upon the Company closing of the first streaming/royalty transaction (issued; valued at $640,000).

During the year ended May 31, 2017, the Company paid or accrued $92,042 (2016 - $Nil) to the President and CEO as finder’s fees related to its private placements and share issuance.

As at May 31, 2017, the Company had $13,474 (2016 - $4,520) due to directors and management related to remuneration, which have been included in accounts payable and accrued liabilities.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash investing and financing activities

During the year ended May 31, 2017, the Company:

a)	issued 3,583,334 common shares and 150,000 share purchase warrants, with aggregate value of $1,185,198, for acquisitions of royalty interests;
b)	issued 2,000,000 common shares and 1,000,000 share purchase warrants, with aggregate value of $1,000,000, as deferred acquisition costs;
c)	issued 436,667 private placement units, with aggregate value of $315,000, on settlement of loans payable;
d)	reallocated $100,000 of subscription receipt to share capital on the closing of private placement;
e)	issued 1,249,999 share purchase warrants, valued at $212,950, for interest on loans payable;
f)	accrued $172,695 of share issue costs in accounts payable and accrued liabilities;
g)	issued 217,367 finder’s warrants, valued at $41,012, as share issue costs;
h)	reallocated $1,197,916 to reserves for 7,874,302 share purchase warrants issued as private placement units; and
i)	reallocated $51,900 from reserves for 200,000 stock options exercised.

During the year ended May 31, 2016, the Company issued 958,333 common shares, valued at $57,500, on settlement of loan payable.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

11.	FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	May 31	May 31
	2017	2016
Financial assets
Loans and receivables:
Cash	$1,216,650	$4,101
Receivables	46,771	24,194
	$1,263,421	$28,295
Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$249,594	$63,425
Subscription receipts	-	100,000
Loans payable	15,067	133,412
	$264,661	$296,837

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
b)	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
c)	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, accounts payable and accrued liabilities, and loans payable approximated their fair value because of the short-term nature of these instruments.

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

11.	FINANCIAL INSTRUMENTS (cont’d…)

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at May 31, 2017 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government.  The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. All liabilities are settled within one year.

12.	COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 5).

METALLA ROYALTY & STREAMING LTD. (formerly Excalibur Resources Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FOR THE YEARS ENDED MAY 31, 2017 AND 2016

13.	EVENTS AFTER REPORTING DATE

Subsequent to May 31, 2017, the Company:

a)	granted 1,900,000 stock options exercisable at $0.54 per share for five years;

b)	received $750,000 from the exercise of 1,666,667 share purchase warrants;

c)

completed the acquisition of additional 1% NSR royalty interest (totaling 2%) on the Holye Pond extension property and an 1% NSR royalty interest on the Montclerg property located northeast of Goldcorp’s Hoyle Pond mine from Matamec for the following considerations: (a) $500,000 and (b) 2,000,000 units (valued at $1,000,000), where each unit consists of one common share of the Company and one-half share purchase warrant; and each full share purchase warrant is exercisable at $0.75 for two years; and

d)

completed the acquisition of three royalty and one stream interests from Coeur Mining Inc. for the following considerations: (a) 14,546,597 common shares of the Company and (b) an unsecured convertible debenture in the principal amount of US$6,677,476 bearing interest at a rate of 5% per annum, which will automatically convert into common shares of the Company at the time of future equity financings of future asset acquisitions and enables Coeur Mining Inc. to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid.